444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-01

     U.S. District Court Ends Federal Challenge to PolyMet's Water Quality Permit

St. Paul, Minn., February 16, 2021 - A federal judge today dismissed a challenge to the U.S. Environmental Protection Agency's oversight of a National Pollutant Discharge Elimination System water quality permit issued to Poly Met Mining Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

The challenge, filed in September 2019 by the Fond du Lac Band of Lake Superior Chippewa in U.S. District Court in Minneapolis, had argued that EPA should have objected to PolyMet's permit before it was issued. But Judge Patrick J. Schiltz held that it had no jurisdiction to review EPA's oversight role, and so dismissed the Band's claim.

Today's decision ends the only federal court challenge to PolyMet's water quality permit. However, PolyMet continues to litigate that permit in the Minnesota Court of Appeals, in part to defend a favorable Ramsey County District Court decision last fall finding that the permit was not the result of procedural irregularities.

The federal court's decision separately allowed the Band to proceed with claims that EPA should have notified the Band about the PolyMet project's potential to affect the Band's reservation, which lies 70 miles downstream. The Minnesota Pollution Control Agency has said that the project will have no effect that far downstream.

*  *  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.